Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated June 26, 2024
To Prospectus dated February 27, 2023
Registration File No. 333-270063
Pricing Term Sheet
MONDELĒZ INTERNATIONAL, INC.
C$650,000,000 4.625% Notes due 2031
Summary of Terms

Issuer:	Mondelēz International, Inc. (the “Company”)

Title of Securities:	4.625% Notes due 2031 (the “Notes”)

Issue:	The Notes are being offered in Canada on a private placement basis

Principal Amount:	C$650,000,000

Ranking:
The Notes will be the Company’s senior unsecured obligations and will rank equally in right of payment with all of the Company’s existing and future senior unsecured indebtedness, rank senior in right of payment to all of the Company’s future subordinated indebtedness, be effectively subordinated in right of payment to all of the Company’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness, and be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of each of the Company’s subsidiaries.

Trade Date:	June 26, 2024

Settlement Date:	July 3, 2024 (T+4)**

Maturity Date:	July 3, 2031

Coupon (Interest Rate):	4.625%

Price (Issue Price):	C$99.375, plus accrued interest, if any

Benchmark Bond:	CAN 1.50% due June 1, 2031

Benchmark Bond Price / Yield:	C$87.90 / 3.480%

Re-Offer Spread:	+125 bps versus the Government of Canada curve (“GoC Curve”) +125.1 bps versus the Benchmark Bond, which includes a curve adjustment of +0.1 bps

GoC Curve:	CAN 1.50% due June 1, 2031 and CAN 1.50% due December 1, 2031

Issue Yield:	4.731%

Interest Payment Dates:	Semi-annually in arrears in equal instalments on January 3 and July 3 of each year, commencing January 3, 2025.

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (Actual/Actual Canadian Compound Method).

Use of Proceeds:
The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, the repayment of outstanding commercial paper borrowings and other debt, as identified under the caption “Use of Proceeds” in the Preliminary Prospectus Supplement and the Preliminary Canadian Offering Memorandum (as such terms are defined below).

Change of Control:
Upon the occurrence of both (i) a change of control of the Company and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) within a specified period, the Company will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase.

Optional Redemption:
Prior to May 3, 2031 (the date that is two months prior to the scheduled maturity date for the Notes) (the “Par Call Date”), the Company may, at its option, redeem the notes, in whole at any time or in part from time to time (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof), at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the Canada Yield Price, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
On or after the Par Call Date, the Company may, at its option, redeem the notes, in whole at any time or in part from time to time (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof), at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
“Canada Yield Price” means, in respect of any notes being redeemed, the price, in respect of the principal amount of the notes, calculated by the Company as of the third business day prior to the redemption date of such notes, equal to the sum of the present values of the Remaining Scheduled Payments using a discount rate equal to the Government of Canada Yield on such business day plus 31 basis points.
“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Company, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond maturing on the Par Call Date would carry if issued in CAD in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.
“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on each note that would be due after the related redemption date if the note were redeemed on the Par Call Date. If the redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on each note will be reduced by the amount of interest accrued on such note to, but excluding, the redemption date.

Form of Distribution in Canada:
The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated June 26, 2024 (the “Canadian Offering Memorandum”), which will include the prospectus dated February 27, 2023, as supplemented by a prospectus supplement dated June 26, 2024 that form part of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the SEC under the U.S. Securities Act of 1933, as amended.

Resale Restrictions:
Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Company is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) July 3, 2024 and (ii) the date the Company becomes a reporting issuer in any province or territory of Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Company currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Governing Law:	New York

Listing:	None

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof

Settlement / Form:	CDS Clearing and Depository Services Inc. / Book Entry (Global Note)
CUSIP / ISIN:	609207BD6 / CA609207BD62
Other Information

Expected Ratings*:	Moody’s: Baa1 (stable) S&P: BBB (stable)

Joint Book-Running Managers:	CIBC World Markets Inc. Merrill Lynch Canada Inc. RBC Dominion Securities Inc. TD Securities Inc.

Co-Managers:	BNP Paribas (Canada) Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC

*     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**   Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the settlement date may be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area or the United Kingdom.
The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirely by, reference to the Company’s preliminary prospectus supplement dated June 26, 2024 (the “Preliminary Prospectus Supplement”) and the accompanying base prospectus dated February 27, 2023 (the “Base Prospectus”) and the Company’s preliminary Canadian offering memorandum dated June 26, 2024, as applicable, which includes the Preliminary Prospectus Supplement and the Prospectus (collectively the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement, the Prospectus and the Preliminary Canadian Offering Memorandum, as applicable, for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus and the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.
To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of the Notes in the United States, it will do so through one or more U.S. registered broker dealers in accordance with the applicable U.S. securities laws and regulations.
The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the Canadian Offering Memorandum, which includes the prospectus and prospectus supplement, if you request such documents by calling CIBC World Markets Inc. collect at (416) 594-8515, Merrill Lynch Canada Inc. toll free at (800) 294-1322, RBC Dominion Securities Inc. toll-free at (866) 375-6829 or TD Securities Inc. toll-free: 1-800-263-5292.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
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